                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August, 2002

                                   Enodis plc

                     Washington House, 40-41 Conduit Street
                         London, W1S 2YQ, United Kingdom
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F:     X           Form 40-F:  _____
                     -------


         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes:     _______           No:    X
                                         -----

         On August 8, 2002 Enodis plc distributed the following press release announcing its third quarter results for the 13 weeks ended June 29, 2002:

Enodis plc: THIRD QUARTER RESULTS FOR THE 13 WEEKS ENDED 29 JUNE 2002

Refinancing complete, net debt reduced to (Pounds)225.7m

     .    Group Financial Highlights
               .    Food Equipment sales (Pounds)197.3m, flat on a like-for-like basis.
               .    Group profit before tax* (Pounds)9.1m (Q3
                    2001: (Pounds)14.4m).
               .    Adjusted, diluted earnings per share 2.1p (3.6p).

     .    Global Food Service Equipment (FSE)
               .    Operating profit* in North America 6% ahead on a
                    like-for-like basis at (Pounds)17.6m ((Pounds)17.9m).
               .    European market, particularly UK, difficult.
               .    Global FSE operating profit* (Pounds)20.3m ((Pounds)22.5m)
                    down 4% on a like-for-like basis.

     .    Food Retail Equipment
               .    Operating loss* of (Pounds)1.2m (profit (Pounds)1.9m)
               .    Good performance at Kysor Panel Systems offset by losses at
                    Kysor Warren - new president appointed and vigorous action continuing.

     .    Exceptional items
               .    Net cash inflow (Pounds)64.7m.
               .    Net proceeds from disposals in quarter of (Pounds)76.6m,
                    loss on disposal (Pounds)40.0m (including (Pounds)54.7m of goodwill).
               .    (Pounds)48.9m impairment of Kysor Warren goodwill.
               .    (Pounds)5.0m of restructuring and asset write down charges taken in Q3.

     . Period end net debt down to (Pounds)225.7m following rights issue, disposals and improved free cash flow.

* before goodwill amortisation and exceptional items.

Peter Brooks, Chairman, said:

"Our Food Service Equipment business in North America continues to perform robustly in difficult markets. The results have been impacted by losses at Kysor Warren where vigorous action continues to be taken. We have made good progress in reducing net debt, which has fallen significantly to (Pounds)225.7 million from (Pounds)380.5 million at the half year and (Pounds)493.8 million in March 2001."

For further enquiries:

Andrew Allner           Chief Executive Officer         020 7304 6006
Dave Wrench             Chief Financial Officer         020 7304 6006
Richard Mountain        Financial Dynamics              020 7269 7291

Conference calls will be held for shareholders/analysts at 9.30am and bondholders at 11.00am today. For details, please contact Sorrel Beynon at Financial Dynamics on 020 7269 7291.

Chairman's and Chief Executive Officer's Review

Overview

Food Service Equipment results are in line with our expectations. As anticipated markets have continued to be weak.

Against this background our Food Service Equipment business in North America has performed robustly in a weak market, growing both sales and operating profits by 6% on a like-for-like basis compared to the same period last year.

The market for food service equipment in Europe/ROW has weakened with a very competitive UK market taking the brunt of the downturn. Our Food Service Equipment business in Europe/ROW, which is smaller and less integrated than our business in North America, recorded sales down 6% and operating profits down 41% on a like-for-like basis.

In Food Retail Equipment, the market continues to be difficult, but our Kysor Panel Systems business has increased like-for-like sales by 2%. We have continued to lose market share at Kysor Warren due to problems with product quality and lack of customer focus. As anticipated at the time of the interim results, Kysor Warren will continue to make operating losses throughout the 2002 financial year. Whilst we are determined we will successfully turn round this business, this will take time and we have prudently written off all the remaining Kysor Warren goodwill of (Pounds)48.9 million.

We have had strong operating cash flow in the quarter of (Pounds)10.4m and net exceptional cash inflow from disposals, exceptional items and the rights issue of (Pounds)135.0m.

Net debt at 29 June 2002 stood at (Pounds)225.7m down from (Pounds)380.5m at the half year.

Results

Profit before tax, goodwill amortisation and exceptional items in Q3 2002 was in line with our expectations at (Pounds)9.1m (Q3 2001: (Pounds)14.4m including (Pounds)1.5m from the Building and Consumer Products business sold in June
2001). Foreign exchange movements have adversely affected the results by approximately (Pounds)0.4m with the balance being due to the effect of disposals and stronger Food Service North America performance being offset by Europe/ROW and Retail.

For the three quarters ended 29 June 2002, cumulative profit before tax, goodwill amortisation and exceptional items was (Pounds)20.4m ((Pounds)33.1m including (Pounds)9.1m in respect of the Building and Consumer Products business sold in June 2001).

In Food Equipment, Q3 operating profit before goodwill amortisation and exceptional items ("operating profit") was (Pounds)19.1m ((Poundss)24.4m), with a weaker dollar contributing (Pounds)0.4m to the reduction in results and the effect of disposals a further (Pounds)1.5m. Operating margins in the period were 9.7% (10.7%) reflecting lower margins in Europe/ROW and Food Retail Equipment.

For the three quarters ended 29 June 2002, cumulative Food Equipment operating profit before goodwill amortisation and exceptional items was (Pounds)49.5 million ((Pounds)61.1 million).

Q3 Group operating profit was (Pounds)17.1m ((Pounds)23.0m including (Pounds)1.5m from the Building and Consumer Products business). For the three quarters ended 29 June 2002, cumulative Group operating profit was (Pounds)43.3m ((Pounds)62.8m including (Pounds)9.1m in respect of the Building and Consumer Products business).

Exceptional items

Exceptional items in Q3 comprise the following:

                                               Profit/(loss)      Net cash
                                                                   inflow/
                                                                  (outflow)
                                                (Pounds)m         (Pounds)m
1. Restructuring and asset write downs             (5.0)            (7.2)
2. Refinancing fees                                   -             (1.9)
3. Disposals of businesses                        (43.3)            49.4
4. Nobia receipt                                    3.3             24.4
5. Impairment of Kysor Warren goodwill            (48.9)               -
                                              ---------------------------------
Total                                             (93.9)            64.7

   Notes:

   1. Net operating exceptional items, excluding goodwill impairment, in Q3 of (Pounds)5.0m comprise further restructuring costs and asset write downs, mostly at Kysor Warren. The exceptional cash flow includes related cash costs along with payments against previous restructuring programmes.
   2. Fees paid in respect of the refinancing.
   3. The loss on disposals of non-core businesses during the Quarter included goodwill previously written off to reserves of (Pounds)54.7m. In the 52 weeks ended 29 September 2001, the operating profit for businesses disposed of in the current quarter was (Pounds)8.9m and in the current year, to the date of disposal, was (Pounds)3.8m.
   4. As a result of the recent public offering of Nobia AB, which purchased our Building and Consumer Products business in June 2001, we received repayment of our vendor loan note of (Pounds)20.0m, together with an early repayment penalty. Furthermore, we sold the shares arising from the exercise of Nobia AB warrants, raising proceeds of (Pounds)4.0m and net profits of (Pounds)3.3m.
   5. As a result of our review of the performance of Kysor Warren, and as first discussed at the time of our Q1 announcement in February, we have reassessed the value of the Kysor Warren goodwill. Our conclusion is that in the current difficult market conditions, along with our decline in market share and operating losses, there is an impairment in the carrying value of goodwill. Therefore, we are writing off (Pounds)48.9m as an exceptional non-cash charge being all the remaining Kysor Warren goodwill. This is an accounting rather than cash item and we are taking every step to recover this value as we focus on turnround.

Cash flow and financing

Operating cash flow in the quarter was (Pounds)10.4m (Q3 2001: (Pounds)10.1m) on lower year on year Q3 operating profit. After interest and tax, free cash flow was (Pounds)5.4m ((Pounds)0.2m).

During the quarter, we received a net exceptional cash inflow of (Pounds)64.7m and the net proceeds of our 3 for 5 Rights Issue of (Pounds)70.3m.

After taking into account foreign exchange gains of (Pounds)14.4m, net debt in the period reduced from (Pounds)380.5m at 30 March 2002 to (Pounds)225.7m.

The final phase of the syndication of the Group's Senior Debt is now complete.

Debt reduction will remain a priority for the Group. Operating companies remain firmly focused on cash conversion days and we expect further debt reduction as a result of operating cash flow.

Property

Work is progressing on Felsted Phase III in accordance with our plans and, subject to completion of infrastructure improvements on time, should generate operating profits of some (Pounds)7m in the last quarter of the current financial year.

Global Food Service Equipment

Global Food Service Equipment comprises both our operations in North America, approximately 75% of Food Service Equipment sales, and our operations in Europe/ROW. Our strategy is to achieve market share growth through excellence in product, distribution and service.

The Group offers a full range of core heavy kitchen equipment to the industry and competitive advantage is achieved through leveraging the Group's scale, product range and leading brands, technology and relationships with distributors and service partners, end-users and suppliers.

We have continued to make good progress against our strategic objectives with particular success in building on relationships with key global accounts and improved performance with major dealers and buying groups. Our Scotsman Ice plant achieved recognition as one of the USA's best plants across all industries and we are at early stages of manufacturing formerly USA sourced products in Europe, China and Thailand. Our ice businesses, where industry data is available, continue to grow share.

In Europe/ROW we have had significant success in gaining orders for our Merrychef accelerated cooking products. Elsewhere, increased factory capacity and new product start up costs have depressed margins. The UK remains a key area of focus.

Sales of our North American operations, including exports, at (Pounds)124.8m were in line with our expectations, down 4% on the same period last year. However, on a like-for-like basis, i.e. adjusting for the effects of disposals and foreign currency, sales grew in the period by 6%. Operating profit was broadly flat at (Pounds)17.6m but was up 6% on a like-for-like basis.

Sales in Europe/ROW declined by 22% to (Pounds)36.6m which is 6% down on a like-for-like basis principally due to lower UK sales in a fiercely competitive market. Operating profits were down 41% (both on an actual and on a like-for-like basis) at (Pounds)2.7m with the UK again being the main contributor. Volume effects and cost increases were offset in part by cost savings.

Overall, operating profit in Global Food Service Equipment was down 10% to (Pounds)20.3m with margins flat at 12.6%. Like-for-like sales are up 3% and profits are down 4%, with the performance in Europe/ROW more than offsetting improvements in North America.

Food Retail Equipment

Our Food Retail Equipment business comprises Kysor Warren and Kysor Panel Systems and the results of Austral and Belshaw up to the dates of disposal.

Sales, at (Pounds)35.9m, were down 11% on a like-for-like basis. We made operating losses of (Pounds)1.2m (Q3 2001 profit: (Pounds)1.9m).

Kysor Panel Systems has continued its good performance, with underlying sales and profits up 2% and 31% respectively.

Kysor Warren was loss making with like-for-like sales declining by 22%. We expect Kysor Warren to continue making losses in Q4 with the final result dependent on volumes in the balance of year and timing of corrective actions.

Our objective for Kysor Warren is to turn the business round and re-establish it as a successful, profitable, leading player in the display cabinet and systems industry. As discussed at the interims, following the appointment of a task force, we are focusing on improving the management team, addressing operational issues and re-establishing customer focus whilst maintaining emphasis on cash.

On 22 July we successfully concluded our search for a new president for Kysor Warren, who brings significant turnround experience. He will work closely with the experienced president of the Kysor Group and also the FSE retail account manager to leverage Enodis's relationship with retail customers. Kysor Warren has a reputation for product reliability and the immediate priority is to address short term issues of fit and finish. In addition, cost reduction actions are well advanced.

As a result of our review of the performance of Kysor Warren, and as first discussed at the time of our Q1 announcement in February, we have reassessed the value of the Kysor Warren goodwill. Our conclusion is that in the current difficult market conditions, along with our decline in market share and operating losses, it is prudent to recognise an impairment in the carrying value of goodwill. Therefore, we are writing off (Pounds)48.9m as an exceptional non-cash charge which includes all goodwill associated with Kysor Warren.

We remain determined that we will successfully turn round this business and all actions are being taken to achieve this, though it will take time.

Outlook

We had always expected markets to remain weak through the current financial year but to pick up early next year. However, despite some positive signs earlier this year, indications are that this period of weakness is now likely to extend further than we had originally expected.

Despite this we remain confident that we will grow sales and market share by focusing on key accounts, and by leveraging our technology, product range and relationships with our distribution and service partners. We will also continue to reduce costs and have a strong focus on cash.

The market in North America for Food Retail Equipment is showing some signs of slowing further. Our results in this area, however, will largely depend on our ability to turn round Kysor Warren; we expect it to take time for the benefits of our actions to show through.

Overall trading in July continued in line with expectations with robust performance in Food Service Equipment, North America, weak performance in Food Service Europe/ROW and losses at Kysor Warren.

We expect trading conditions in Q4 to remain broadly in line with those seen in Q3 except for the effect of adverse exchange rate movements, which assuming current rates continue, are estimated to reduce Q4 operating profits by some (Pounds)1 million.

P M Brooks                                               A J Allner

Chairman                                                 Chief Executive Officer

8 August 2002                                            8 August 2002



This press release contains "forward-looking statements," within the meaning of the U.S. federal securities laws, that represent the Company's expectations or beliefs regarding future events, based on currently available information, including statements concerning its anticipated performance and plans. These statements by their nature involve substantial risks and uncertainties, many of which are beyond the Company's control. The Company's actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, including the Company's substantial debt obligations and restrictive covenants; susceptibility to regional economic downturns, currency fluctuations, large customer order slowdowns and other risks related to its U.S., U.K. and foreign operations; its ability to realise costs savings from its cost reduction program; keen competition in its fragmented and consolidating industry; and the other risk factors and more complete descriptions of these factors found under "Risk Factors" in the Company's Form F-4 registration statement, as amended, recently filed with the SEC.

Unaudited group profit and loss account
39 weeks to 29 June 2002 (Three Quarters)

                                                             39 weeks to 29 June 2002              39 weeks to 30 June 2001

                                                           Before  Exceptional        Total       Before Exceptional     Total
                                                      exceptional        items               exceptional       items
                                                            items      (note 4)                    items     (note 4)
                                           Notes        (Pounds)m    (Pounds)m    (Pounds)m    (Pounds)m   (Pounds)m     (Pounds)m
                                                       (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited) (Unaudited)   (Unaudited)
Turnover
Food Equipment                                              587.3            -        587.3        647.7                   647.7
Property                                                        -            -            -          0.9           -         0.9
---------------------------------------------------------------------------------------------------------------------------------

Continuing operations                                       587.3            -        587.3        648.6           -       648.6
Discontinued operations                                         -            -            -        177.3           -       177.3
---------------------------------------------------------------------------------------------------------------------------------

Total turnover                                       2      587.3            -        587.3        825.9           -       825.9
---------------------------------------------------------------------------------------------------------------------------------

Profit/(loss) from operations
Food Equipment                                               49.5         (8.4)        41.1         61.1       (31.9)       29.2
Property                                                        -            -            -            -           -           -
Corporate costs                                              (6.2)        (0.3)        (6.5)        (7.4)      (15.8)      (23.2)
---------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                        43.3         (8.7)        34.6         53.7       (47.7)        6.0
Discontinued operations                                         -            -            -          9.1           -         9.1
---------------------------------------------------------------------------------------------------------------------------------
                                                             43.3         (8.7)        34.6         62.8       (47.7)       15.1
Goodwill amortisation and impairment                        (15.2)       (48.9)       (64.1)       (17.2)          -       (17.2)
---------------------------------------------------------------------------------------------------------------------------------
Operating profit/(loss)
Continuing operations                                        28.1        (57.6)       (29.5)        36.5       (47.7)      (11.2)
Discontinued operations                                         -            -            -          9.1           -         9.1
---------------------------------------------------------------------------------------------------------------------------------
                                                     3       28.1        (57.6)       (29.5)        45.6       (47.7)       (2.1)
Profit /(loss) on disposal of business               4          -        (37.3)       (37.3)           -        29.1        29.1
---------------------------------------------------------------------------------------------------------------------------------

Profit/(loss) on ordinary activities before                  28.1        (94.9)       (66.8)        45.6       (18.6)       27.0
interest and taxation
Net interest payable and similar charges                    (22.9)        (8.4)       (31.3)       (29.7)       (5.8)      (35.5)
---------------------------------------------------------------------------------------------------------------------------------

Profit/(loss) on ordinary activities before                   5.2       (103.3)       (98.1)        15.9       (24.4)       (8.5)
taxation
Tax on profit/(loss) on ordinary activities          5       (2.5)           -         (2.5)        (7.1)          -        (7.1)
---------------------------------------------------------------------------------------------------------------------------------

Profit/(loss) on ordinary activities after                    2.7       (103.3)      (100.6)         8.8       (24.4)      (15.6)
taxation
Minority interests                                           (0.2)           -         (0.2)        (0.1)          -        (0.1)
---------------------------------------------------------------------------------------------------------------------------------

Profit/(loss) for the period                                  2.5       (103.3)      (100.8)         8.7       (24.4)      (15.7)

Equity dividends                                     6          -            -            -         (5.0)          -        (5.0)
---------------------------------------------------------------------------------------------------------------------------------

Retained result                                               2.5       (103.3)      (100.8)         3.7       (24.4)      (20.7)
---------------------------------------------------------------------------------------------------------------------------------

Earnings/(loss) per share (pence)                    7

Basic loss per share                                                                  (30.1)p                               (5.1)p
Adjusted basic earnings per share                                                       5.3p                                 8.4p
Diluted loss per share                                                                (30.1)p                               (5.1)p
Adjusted diluted earnings per share                                                     5.3p                                 8.4p

Statement of total recognised gains and losses                                     (Pounds)m                             (Pounds)m

Loss for the period                                                                  (100.8)                               (15.7)
Goodwill / (Negative goodwill) written back on
disposals, previously written off                                                      65.1                                 (4.4)
Currency translation differences on foreign
currency net investments                                                               (2.6)                                 3.3
---------------------------------------------------------------------------------------------------------------------------------

Total recognised gains and losses for the period                                      (38.3)                               (16.8)
Prior period adjustment (note 10)                                                      26.9                                    -
---------------------------------------------------------------------------------------------------------------------------------

Total recognised gains and losses since
last annual report                                                                    (11.4)                               (16.8)
---------------------------------------------------------------------------------------------------------------------------------

Unaudited group profit and loss account
13 weeks to 29 June 2002 (Third quarter)


                                                     13 weeks to 29 June 2002            13 weeks to 30 June 2001
                                                     Before  Exceptional      Total       Before Exceptional        Total
                                                exceptional        items             exceptional       items
                                                      items     (note 4)                   items    (note 4)
                                          Notes   (Pounds)m    (Pounds)m  (Pounds)m    (Pounds)m   (Pounds)m    (Pounds)m
                                                 (Unaudited) (Unaudited) (Unaudited)  (Unaudited  (Unaudited) (Unaudited)
Turnover
Food Equipment                                        197.3           -        197.3       228.0          -         228.0
Property                                                  -           -            -           -          -             -
-------------------------------------------------------------------------------------------------------------------------

Continuing operations                                 197.3           -        197.3       228.0          -         228.0
Discontinued operations                                   -           -            -        44.4          -          44.4
-------------------------------------------------------------------------------------------------------------------------

Total turnover                                2       197.3           -        197.3       272.4          -         272.4
-------------------------------------------------------------------------------------------------------------------------

Profit/(loss) from operations
Food Equipment                                         19.1        (4.7)        14.4        24.4       (7.1)         17.3
Property                                                  -           -            -           -          -             -
Corporate costs                                        (2.0)       (0.3)        (2.3)       (2.9)      (0.1)         (3.0)
-------------------------------------------------------------------------------------------------------------------------
Continuing operations                                  17.1        (5.0)        12.1        21.5       (7.2)         14.3
Discontinued operations                                   -           -            -         1.5          -           1.5
-------------------------------------------------------------------------------------------------------------------------
                                                       17.1        (5.0)        12.1        23.0       (7.2)         15.8
Goodwill amortisation and impairment                   (5.1)      (48.9)       (54.0)       (5.5)         -          (5.5)
-------------------------------------------------------------------------------------------------------------------------
Operating profit/(loss)
Continuing operations                                  12.0       (53.9)       (41.9)       16.0       (7.2)          8.8
Discontinued operations                                   -           -            -         1.5          -           1.5
-------------------------------------------------------------------------------------------------------------------------
                                              3        12.0       (53.9)       (41.9)       17.5       (7.2)         10.3
Profit/(loss) on disposal of business                     -       (40.0)       (40.0)          -       29.1          29.1
-------------------------------------------------------------------------------------------------------------------------

Profit/(loss) on ordinary activities before            12.0       (93.9)       (81.9)       17.5       21.9          39.4
interest and taxation
Net interest payable and similar charges               (8.0)          -         (8.0)       (8.6)         -          (8.6)
-------------------------------------------------------------------------------------------------------------------------

Profit/(loss) on ordinary activities before             4.0       (93.9)       (89.9)        8.9       21.9          30.8
taxation
Tax on profit/(loss) on ordinary activities            (1.1)          -         (1.1)       (3.2)         -          (3.2)
-------------------------------------------------------------------------------------------------------------------------

Profit/(loss) on ordinary activities after              2.9       (93.9)       (91.0)        5.7       21.9          27.6
taxation
Minority interests                                        -           -            -        (0.1)         -          (0.1)
-------------------------------------------------------------------------------------------------------------------------

Profit/(loss) for the period                            2.9       (93.9)       (91.0)        5.6       21.9          27.5

Equity dividends                                          -           -            -           -          -             -
-------------------------------------------------------------------------------------------------------------------------

Retained result                                         2.9       (93.9)       (91.0)        5.6       21.9          27.5
-------------------------------------------------------------------------------------------------------------------------

Earnings/(loss) per share (pence)             7

Basic loss per share                                                           (23.4)p                                8.9p
Adjusted basic earnings per share                                                2.1p                                 3.6p
Diluted loss per share                                                         (23.4)p                                8.9p
Adjusted diluted earnings per share                                              2.1p                                 3.6p


Statement of total recognised gains and losses                                (Pounds)m                           (Pounds)m

Gain/(Loss) for the period                                                     (91.0)                                27.5
Goodwill / (Negative goodwill) written back on disposals, previously            54.7                                 (4.4)
written off
Currency translation differences on foreign currency net investments            (4.2)                                 1.8
--------------------------------------------------------------------------------------------------------------------------

Total recognised gains and losses for the period                               (40.5)                                24.9
--------------------------------------------------------------------------------------------------------------------------

Audited group profit and loss account
52 weeks to 29 September 2001

                                                                                    52 weeks to 29 September 2001

                                                                                    Before    Exceptional          Total
                                                                               exceptional          items
                                                                                     items        (note 4)
                                                                        Notes    (Pounds)m      (Pounds)m      (Pounds)m

                                                                                 (Restated)     (Restated)     (Restated)
Turnover
Food Equipment                                                                       887.2              -          887.2
Property                                                                              16.6              -           16.6
------------------------------------------------------------------------------------------------------------------------

Continuing operations                                                                903.8              -          903.8
Discontinued operations                                                              177.3              -          177.3
------------------------------------------------------------------------------------------------------------------------

Total turnover                                                            2        1,081.1              -        1,081.1
------------------------------------------------------------------------------------------------------------------------

Profit/(loss) from operations
Food Equipment                                                                        90.7          (43.4)          47.3
Property                                                                               9.0              -            9.0
Corporate costs                                                                       (8.9)         (24.1)         (33.0)
------------------------------------------------------------------------------------------------------------------------
Continuing operations                                                                 90.8          (67.5)          23.3
Discontinued operations                                                                9.1              -            9.1
------------------------------------------------------------------------------------------------------------------------
                                                                                      99.9          (67.5)          32.4
Goodwill amortisation/impairment                                                     (23.0)        (100.0)        (123.0)
------------------------------------------------------------------------------------------------------------------------
Operating profit/(loss)
Continuing operations                                                                 67.8         (167.5)         (99.7)
Discontinued operations                                                                9.1              -            9.1
------------------------------------------------------------------------------------------------------------------------
                                                                          3           76.9         (167.5)         (90.6)
Profit on disposal of business                                            4              -           23.5           23.5
------------------------------------------------------------------------------------------------------------------------

Profit/(loss) on ordinary activities before interest and taxation                     76.9         (144.0)         (67.1)
Net interest payable and similar charges                                             (36.1)          (5.8)         (41.9)
------------------------------------------------------------------------------------------------------------------------

Profit/(loss) on ordinary activities before taxation                                  40.8         (149.8)        (109.0)
Tax on profit/(loss) on ordinary activities                               5          (13.4)           2.0          (11.4)
------------------------------------------------------------------------------------------------------------------------

Profit/(loss) on ordinary activities after taxation                                   27.4         (147.8)        (120.4)
Minority interests                                                                    (0.3)             -           (0.3)
------------------------------------------------------------------------------------------------------------------------

Profit/(loss) for the period                                                          27.1         (147.8)        (120.7)

Equity dividends                                                          6           (4.8)             -           (4.8)
------------------------------------------------------------------------------------------------------------------------

Retained result                                                                       22.3         (147.8)        (125.5)
------------------------------------------------------------------------------------------------------------------------

Earnings/(loss) per share (pence)                                         7

Basic loss per share                                                                                              (39.3)p
Adjusted basic earnings per share                                                                                  16.3 p
Diluted loss per share                                                                                            (39.3)p
Adjusted diluted earnings per share                                                                                16.3 p

Statement of total recognised gains and losses                                                                 (Pounds)m

Loss for the period                                                                                               (120.7)
Negative goodwill written back on disposals, previously written off                                                 (4.4)
Currency translation differences on foreign currency net investments                                                (1.7)
------------------------------------------------------------------------------------------------------------------------

Total recognised gains and losses for the period                                                                  (126.8)
------------------------------------------------------------------------------------------------------------------------

Unaudited group balance sheet

                                                                                   29 June      30 June    29 September
                                                                                      2002         2001            2001
                                                                        Notes    (Pounds)m    (Pounds)m       (Pounds)m
                                                                               (Unaudited)  (Unaudited)      (Restated)

------------------------------------------------------------------------------------------------------------------------
Fixed assets
Intangible assets: Goodwill                                                          241.9        431.5           310.2
Tangible assets                                                                       89.8        119.0           111.4
Investments                                                                            5.9         11.8             6.2

------------------------------------------------------------------------------------------------------------------------
                                                                                     337.6        562.3           427.8

------------------------------------------------------------------------------------------------------------------------
Current assets
Stocks                                                                      8         89.1        115.1           105.6
Debtors                                                                              139.5        214.5           200.7
Deferred tax asset                                                          5         26.7         29.3            26.9
Cash at bank and in hand                                                    9         48.7         31.4            39.4

------------------------------------------------------------------------------------------------------------------------
                                                                                     304.0        390.3           372.6
Creditors falling due within one year
Borrowings                                                                  9        (12.1)        (5.6)           (2.4)
Other creditors                                                                     (183.7)      (214.3)         (225.1)

------------------------------------------------------------------------------------------------------------------------
                                                                                    (195.8)      (219.9)         (227.5)
------------------------------------------------------------------------------------------------------------------------

Net current assets                                                                   108.2        170.4           145.1

------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                445.8        732.7           572.9

------------------------------------------------------------------------------------------------------------------------

Financed by:
Creditors falling due after more than one year
Borrowings                                                                  9        250.1        449.1           398.9

Provisions for liabilities and charges                                                49.6         59.2            59.1

------------------------------------------------------------------------------------------------------------------------

                                                                                     299.7        508.3           458.0

------------------------------------------------------------------------------------------------------------------------

Capital and reserves
Called up equity share capital                                                       200.2        126.6           125.1
Share premium account                                                                234.2        239.4           239.0
Profit and loss account                                                             (288.3)      (142.3)         (250.0)

------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds                                                 10        146.1        223.7           114.1

------------------------------------------------------------------------------------------------------------------------
Equity minority interests                                                                -          0.7             0.8

------------------------------------------------------------------------------------------------------------------------
                                                                                     445.8        732.7           572.9

------------------------------------------------------------------------------------------------------------------------

Unaudited group cash flow statement

                                                                    39 weeks to   39 weeks to      52 weeks to
                                                                        29 June       30 June     29 September
                                                                           2002          2001             2001
                                                             Notes    (Pounds)m     (Pounds)m        (Pounds)m
                                                                     (Unaudited)   (Unaudited)

--------------------------------------------------------------------------------------------------------------
Net cash flow from operations before exceptional items                     48.6          59.0            120.8
Net cash flow effect of exceptional items                                 (23.3)        (24.9)           (27.8)
--------------------------------------------------------------------------------------------------------------

Net cash inflow from operating activities                      a           25.3          34.1             93.0

--------------------------------------------------------------------------------------------------------------
Return on investments and servicing of finance
Interest paid                                                             (20.1)        (28.1)           (36.8)
Financing fees paid                                                       (16.6)         (4.1)            (4.1)

--------------------------------------------------------------------------------------------------------------
                                                                          (36.7)        (32.2)           (40.9)

--------------------------------------------------------------------------------------------------------------
Taxation
Overseas and UK tax paid                                                   (1.7)         (5.5)            (6.0)

--------------------------------------------------------------------------------------------------------------
Capital expenditure and financial investment
Payments to acquire tangible fixed assets                                  (8.2)        (18.5)           (23.7)
Receipts from sale of tangible fixed assets                                 0.8           3.8              7.4

--------------------------------------------------------------------------------------------------------------
                                                                           (7.4)        (14.7)           (16.3)

--------------------------------------------------------------------------------------------------------------
Acquisitions and disposals
Purchase of subsidiary undertakings and minority interests                    -         (25.8)           (25.8)
Disposal of subsidiary undertakings                            4           90.2          98.6             98.6

--------------------------------------------------------------------------------------------------------------
                                                                           90.2          72.8             72.8

--------------------------------------------------------------------------------------------------------------
Equity dividends paid                                                         -         (23.3)           (28.2)

--------------------------------------------------------------------------------------------------------------

Cash inflow before financing                                               69.7          31.2             74.4

--------------------------------------------------------------------------------------------------------------
Financing
Issue of shares                                                            70.3           0.1              0.2
Additional net borrowings                                                 169.3         429.9            398.3
Issue of 10 3/8% senior subordinated notes                                100.0                              -
Term loan repayment                                                      (400.4)       (385.7)          (385.7)
Repayment of other loans                                                      -         (72.8)           (72.8)
Capital element of finance lease payments                                     -          (0.6)            (0.6)

--------------------------------------------------------------------------------------------------------------

                                                                          (60.8)        (29.1)           (60.6)

--------------------------------------------------------------------------------------------------------------

Increase in cash in the period                                              8.9           2.1             13.8
--------------------------------------------------------------------------------------------------------------

Unaudited group cash flow statement

(a) Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities

                                                         39 weeks to 29 June 2002              39 weeks to 30 June 2001
                                                          Before      Effect of       Total      Before      Effect of       Total
                                                     exceptional    exceptional              exceptional   exceptional
                                                           items          items                    items         items
                                                     (Unaudited)    (Unaudited) (Unaudited)  (Unaudited)   (Unaudited)  (Unaudited)
                                                       (Pounds)m      (Pounds)m   (Pounds)m    (Pounds)m     (Pounds)m   (Pounds)m
Operating profit/(loss)                                     28.1          (57.6)      (29.5)        45.6         (47.7)       (2.1)
Depreciation                                                12.6              -        12.6         18.7             -        18.7
Amortisation of goodwill                                    15.2           48.9        64.1         17.2             -        17.2
(Gain)/Loss on the sale of fixed assets                      0.1              -         0.1         (1.7)            -        (1.7)
Provisions (net)                                            (0.4)          (1.0)       (1.4)       (12.0)         16.5         4.5
(Increase)/decrease in stocks                               (3.6)           5.5         1.9          3.6          (0.5)        3.1
Decrease in debtors                                         16.9              -        16.9         10.3             -        10.3
(Decrease)/increase in creditors                           (20.3)         (19.1)      (39.4)       (22.7)          6.8       (15.9)
----------------------------------------------------------------------------------------------------------------------------------

Net cash inflow/(outflow) from operating activities         48.6          (23.3)       25.3         59.0         (24.9)       34.1
----------------------------------------------------------------------------------------------------------------------------------

                                                             52 weeks to 29 September 2001
                                                           Before      Effect of      Total
                                                      exceptional    exceptional
                                                            items          items
                                                         (Pounds)m     (Pounds)m  (Pounds)m
Operating profit/(loss)                                      76.9         (167.5)     (90.6)
Depreciation                                                 22.7              -       22.7
Amortisation of goodwill                                     23.0          100.0      123.0
Gain on sale of fixed assets                                 (1.7)             -       (1.7)
Provisions (net)                                             (6.0)          16.5       10.5
Decrease in stocks                                           12.1            0.5       12.6
Decrease in debtors                                          10.7              -       10.7
(Decrease)/increase in creditors                            (16.9)          22.7        5.8
-------------------------------------------------------------------------------------------

Net cash inflow/(outflow) from operating activities         120.8          (27.8)      93.0
-------------------------------------------------------------------------------------------

(b) Reconciliation of net cash flow to movement in net debt

                                                          29 June     30  June   29 September
                                                             2002         2001           2001
                                                      (Unaudited)  (Unaudited)
                                                        (Pounds)m    (Pounds)m      (Pounds)m
Net debt at the start of period                            (365.9)      (434.2)        (434.2)
Increase in net cash in the period                            8.9          2.1           13.8
Issue of 10 3/8% senior subordinated notes                 (100.0)           -              -
Net decrease in other loans                                 231.1         29.2           60.1
Translation differences                                       0.2        (25.5)          (5.6)
                                                      ---------------------------------------

Net debt at the end of the period                          (225.7)      (428.4)        (365.9)
                                                      ---------------------------------------

Notes to the unaudited financial statements

1 Basis of Preparation

The accompanying condensed financial statements ("quarterly financial statements") have been prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP"). The quarterly financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Group's management considers necessary for a fair presentation of the financial position of the Group as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in statutory financial statements prepared in accordance with U.K. GAAP have been condensed or omitted. The results of operations for the 39 weeks ended 29 June 2002 may not necessarily be indicative of the operating results that may be achieved for the entire financial year.

The quarterly financial information has been prepared on the basis of the accounting policies set out in the Group's financial statements for the year ended 29 September 2001, with the exception that the results reflect the adoption of FRS 19 "Deferred Tax" and the 29 September 2001 comparative figures have been restated accordingly.

U.K. GAAP differs in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The application of the latter would have affected the determination of profit/(loss) to the extent summarised in Note 13 to the quarterly financial statements.

These quarterly financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company's latest annual report.

2  Turnover                                        39 weeks to   39 weeks to   13 weeks to    13 weeks to   52 weeks to
                                                       29 June       30 June       29 June        30 June  29 September
                                                          2002          2001          2002           2001          2001
                                                   (Unaudited)   (Unaudited)   (Unaudited)    (Unaudited)
                                                     (Pounds)m     (Pounds)m     (Pounds)m      (Pounds)m     (Pounds)m
Food Service Equipment - North America                   353.1         365.1         124.8          130.3         498.7
Food Service Equipment - Europe and                      109.4         134.6          36.6           47.2         185.4
Asia
Food Retail Equipment                                    124.8         148.0          35.9           50.5         203.1
-----------------------------------------------------------------------------------------------------------------------
Food Equipment                                           587.3         647.7         197.3          228.0         887.2
Property                                                    --           0.9            --             --          16.6
-----------------------------------------------------------------------------------------------------------------------

Continuing operations                                    587.3         648.6         197.3          228.0         903.8
Discontinued operations                                     --         177.3            --           44.4         177.3
-----------------------------------------------------------------------------------------------------------------------

                                                         587.3         825.9         197.3          272.4       1,081.1
-----------------------------------------------------------------------------------------------------------------------

Turnover from discontinued operations represents the Building and Consumer Products business sold in June 2001.

3 Operating profit/(loss)

                                                39 weeks to 29 June 2002                  39 weeks to 30 June 2001

                                              Before   Exceptional        Total       Before   Exceptional        Total
                                         exceptional         items               exceptional         items
                                               items                                   items
                                          (Unaudited)   (Unaudited)  (Unaudited) (Unaudited)   (Unaudited)  (Unaudited)
                                           (Pounds)m     (Pounds)m    (Pounds)m    (Pounds)m     (Pounds)m    (Pounds)m
Food Service Equipment - North America          42.2             -         42.2         40.9         (18.3)        22.6
Food Service Equipment - Europe and              7.0          (2.5)         4.5         13.8          (2.5)        11.3
Asia
Food Retail Equipment                            0.3          (5.9)        (5.6)         6.4         (11.1)        (4.7)
-----------------------------------------------------------------------------------------------------------------------
                                                49.5          (8.4)        41.1         61.1         (31.9)        29.2
Food Equipment goodwill                        (15.2)        (48.9)       (64.1)       (17.2)            -        (17.2)
amortisation/impairment
-----------------------------------------------------------------------------------------------------------------------
Food Equipment                                  34.3         (57.3)       (23.0)        43.9         (31.9)        12.0
Property                                           -             -            -            -             -            -
Corporate costs                                 (6.2)         (0.3)        (6.5)        (7.4)        (15.8)       (23.2)

-----------------------------------------------------------------------------------------------------------------------
Continuing operations                           28.1         (57.6)       (29.5)        36.5         (47.7)       (11.2)
Discontinued operations                            -             -            -          9.1             -          9.1
-----------------------------------------------------------------------------------------------------------------------
                                                28.1         (57.6)       (29.5)        45.6         (47.7)        (2.1)

-----------------------------------------------------------------------------------------------------------------------


                                                13 weeks to 29 June 2002                  13 weeks to 29 June 2001

                                              Before   Exceptional        Total       Before   Exceptional        Total
                                         exceptional         items               exceptional         items
                                               items                                   items
                                          (Unaudited)   (Unaudited) (Unaudited)  (Unaudited)   (Unaudited)  (Unaudited)
                                           (Pounds)m     (Pounds)m    (Pounds)m    (Pounds)m     (Pounds)m    (Pounds)m
Food Service Equipment - North America          17.6             -         17.6         17.9          (1.4)        16.5
Food Service Equipment - Europe and              2.7          (0.8)         1.9          4.6          (1.6)         3.0
Asia
Food Retail Equipment                           (1.2)         (3.9)        (5.1)         1.9          (4.1)        (2.2)
-----------------------------------------------------------------------------------------------------------------------
                                                19.1          (4.7)        14.4         24.4          (7.1)        17.3
Food Equipment goodwill                         (5.1)        (48.9)       (54.0)        (5.5)            -         (5.5)
amortisation/impairment
-----------------------------------------------------------------------------------------------------------------------
Food Equipment                                  14.0         (53.6)       (39.6)        18.9          (7.1)        11.8
Property                                           -             -            -            -             -            -
Corporate costs                                 (2.0)         (0.3)        (2.3)        (2.9)         (0.1)        (3.0)
-----------------------------------------------------------------------------------------------------------------------

Continuing operations                           12.0         (53.9)       (41.9)        16.0          (7.2)         8.8
Discontinued operations                            -             -            -          1.5             -          1.5
-----------------------------------------------------------------------------------------------------------------------
                                                12.0         (53.9)       (41.9)        17.5          (7.2)        10.3

-----------------------------------------------------------------------------------------------------------------------

3 Operating profit/(loss) (continued)                         52 weeks to 29 September 2001
                                                                Before   Exceptional         Total
                                                           exceptional         items
                                                                 items
                                                             (Pounds)m     (Pounds)m     (Pounds)m
Food Service Equipment - North America                            62.6         (25.6)         37.0
Food Service Equipment - Europe and Rest of the World             17.7          (5.2)         12.5
Food Retail Equipment                                             10.4         (12.6)         (2.2)
---------------------------------------------------------------------------------------------------
                                                                  90.7         (43.4)         47.3
Food Equipment goodwill amortisation/impairment                  (23.0)       (100.0)       (123.0)
---------------------------------------------------------------------------------------------------
Food Equipment                                                    67.7        (143.4)        (75.7)
Property                                                           9.0             -           9.0
Corporate costs                                                   (8.9)        (24.1)        (33.0)
---------------------------------------------------------------------------------------------------

Continuing operations                                             67.8        (167.5)        (99.7)
Discontinued operations                                            9.1             -           9.1
---------------------------------------------------------------------------------------------------

                                                                  76.9        (167.5)        (90.6)
---------------------------------------------------------------------------------------------------

Operating profit from discontinued operations represents the Building and Consumer Products Business sold in June 2001.

4 Exceptional items                                        39 weeks to   39 weeks to   52 weeks to
(a) Operating exceptional items                                29 June       30 June  29 September
                                                                  2002          2001          2001
                                                            (Unaudited)  (Unaudited)
                                                             (Pounds)m     (Pounds)m     (Pounds)m
Restructuring costs and inventory write downs                      8.7          21.8          33.1
Revisions to working capital provisions and                          -          13.7          13.7
other exceptional warranty costs
Litigation costs                                                     -          12.2          12.2
Costs associated with the Board's review of                          -             -           8.5
strategic options
                                                            --------------------------------------
                                                                   8.7          47.7          67.5
Goodwill impairment                                               48.9             -         100.0
                                                            --------------------------------------

Operating exceptional items                                       57.6          47.7         167.5
                                                            --------------------------------------

Restructuring costs in the 39 weeks to 29 June 2002 principally represent costs associated with the closure of excess operating capacity in our Food Retail Equipment group and the further rationalisation of administration functions and simplification of management structures in the European businesses within the Global Food Service equipment group. This includes the write down of inventory at Kysor Warren reflecting the decline in the business.

As indicated at the time of our interim announcement, the Group has been reassessing the carrying value of goodwill in respect of the Scotsman acquisition. In accordance with the methodology presented in FRS11 "Impairment of Fixed Assets and Goodwill", which requires consideration of the net present value of estimated future cash flows, the carrying value of the goodwill has been written down by (Pounds)48.9 million.

4 Exceptional items (continued)                         39 weeks to 29 June 2002
                                                                     (unaudited)

(b) Disposal of businesses                                 Profit and        Net
                                                         loss account   Cashflow
Disposal of Sammic                                   (i)          2.7       18.5

Disposal of Belshaw                                 (ii)        (16.4)      15.5

Disposal of Austral                                (iii)         (6.7)       7.3

Disposal of ATR                                     (iv)        (19.4)      25.6

Disposal of Prolon LLC                               (v)         (0.8)       1.0

Disposal of Magnet                                  (vi)          3.3       22.3
--------------------------------------------------------------------------------

                                                                (37.3)      90.2
--------------------------------------------------------------------------------


In June 2001, the Group disposed of its Building and Consumer Products business (`Magnet') generating a profit on disposal of (Pounds)29.1 million and a cash inflow of (Pounds)98.6 million. The Group also received a Vendor Loan Note for (Pounds)20 million and warrants over Nobia AB shares which were not valued (see note (vi) below).

(i) On 13 December 2001, the Group disposed of Sammic SA and its subsidiary undertakings for consideration of (Pounds)20.0m realising a profit on disposal of (Pounds)2.7m after writing off goodwill of (Pounds)10.4m previously charged against reserves.

(ii) On 24 April 2002 the Group sold Belshaw Bros, Inc (`Belshaw') for a cash consideration of (Pounds)16.7 million ($24.2 million) payable in full upon completion. The Group realised a loss on disposal of (Pounds)16.4 million after writing off goodwill of (Pounds)25.0 million previously charged against reserves.

(iii) On 21 May 2002 the Group sold Austral Refrigeration Pty Limited (`Austral') for a net cash consideration of (Pounds)7.5 million payable in full on completion. The Group realised a loss on disposal of (Pounds)6.7 million.

(iv) On 23 May 2002 the Group sold the Aladdin Temp-Rite (ATR) companies for a net cash consideration of (Pounds)27.0 million ($39.2 million) payable in full on completion. The Group realised a loss on disposal of (Pounds)19.4 million after writing off goodwill of (Pounds)29.7million previously charged against reserves.

(v) On 14 June 2002, the Group sold the assets of Prolon LLC (`Prolon') for cash consideration of (Pounds)1.0 million ($1.5million) payable in full on completion. The Group realised a loss on disposal of (Pounds)0.8 million.

(vi) In June 2002, Nobia AB's shares were listed on the Stockholm Stock Exchange and the Group received (Pounds)24.4 million being (Pounds)20.0 million for the vendor loan note, (Pounds)0.4 million compensation for early repayment of the note and (Pounds)4.0m for the sale of the shares arising from the exercise of the warrants. After writing off deferred finance fees arising from the early repayment of debt and other associated costs, the net profit on disposal was (Pounds)3.3m. In December 2001 (Pounds)2.1m was paid to Nobia AB in respect of the value of net assets transferred following the sale.

The net cash consideration, after expenses, of all the above disposals has been used to repay debt.

(c) Net interest payable and similar      39 weeks to  39 weeks to   52 weeks to
                                              29 June      30 June  29 September
                                                 2002         2001          2001
                                          (Unaudited)  (Unaudited)
                                            (Pounds)m    (Pounds)m     (Pounds)m
Deferred financing fees written off               4.2          5.8           5.8
Refinancing fees                                  4.2            -             -
--------------------------------------------------------------------------------

                                                  8.4          5.8           5.8
--------------------------------------------------------------------------------

Deferred finance fees written off relate to amounts previously capitalised in respect of the multi-currency revolving credit facility that was replaced by the refinancing announced on 20 February 2002. Refinancing fees represent amounts payable to banks in relation to the termination of our previous multi-currency revolving credit facility and costs associated with the bridging facility under the Group's new arrangements (see note 9).

5 Taxation
(a) Analysis of charge in period                        39 weeks to    39 weeks to   52 weeks to
                                                            29 June        30 June  29 September
                                                               2002           2001          2001
                                                         (Unaudited)    (Unaudited)    (Restated)
                                                          (Pounds)m      (Pounds)m     (Pounds)m
The tax charge for the current period comprised:
UK taxation at 30%                                                -              -             -
Foreign taxation                                                3.1            5.6           8.6
------------------------------------------------------------------------------------------------
                                                                3.1            5.6           8.6
Tax relief on exceptional items                                   -              -          (2.0)
------------------------------------------------------------------------------------------------
                                                                3.1            5.6           6.6
Deferred taxation                                              (0.6)           1.5           4.8
------------------------------------------------------------------------------------------------

                                                                2.5            7.1          11.4
------------------------------------------------------------------------------------------------

(b) The Group tax rate benefits from the effect of tax losses brought forward. A current tax charge arises principally because of profits arising in overseas countries where there are no available losses.

(c) The adoption of FRS 19 "Deferred Tax" has required changes in the method of accounting for deferred tax assets and liabilities. As a result of these changes, the comparative periods have been restated as follows, principally in respect of tax losses and warranty reserves.

                                                                             29 September
                                                                                     2001
                                                                                (Pounds)m
                                                                               (Restated)
Deferred tax provision as previously reported                                           -
Adjustment to recognise deferred tax in respect of                                   26.9
timing differences
-----------------------------------------------------------------------------------------

Deferred tax asset as restated                                                       26.9
-----------------------------------------------------------------------------------------

(d) Analysis of deferred tax asset                            29 June    30 June   29 September
                                                                 2002       2001           2001
                                                            (Pounds)m  (Pounds)m      (Pounds)m
                                                          (Unaudited)(Unaudited)     (Restated)
US revenue losses                                                13.9       13.7           12.7
Warranties                                                        8.1        8.2            8.2
Pension and SERP related reserves                                 4.2        3.6            4.0
Accrued compensation related items                                3.2        1.6            3.2
Other short term timing differences                               5.8       11.1            6.8
-----------------------------------------------------------------------------------------------
                                                                 35.2       38.2           34.9
Accelerated capital allowances                                   (8.5)      (8.9)          (8.0)
-----------------------------------------------------------------------------------------------

                                                                 26.7       29.3           26.9
-----------------------------------------------------------------------------------------------

A deferred tax asset has only been recognised in respect of those losses which are expected to be utilised in the immediate future.

6 Equity dividends

                                                           39 weeks to  39 weeks to    52 weeks to
                                                               29 June      30 June   29 September
                                                                  2002         2001           2001
                                                           (Unaudited)  (Unaudited)
                                                              (Pounds)m    (Pounds)m       (Pounds)m
Interim and final dividend                                           -          5.0            4.8
--------------------------------------------------------------------------------------------------
                                                                 pence        pence          pence
Interim and final dividend (net per ordinary                         -          2.0            2.0
share)
--------------------------------------------------------------------------------------------------

7 Earnings /(loss) per share

                                               39 weeks to 39 weeks to  13 weeks to    13 weeks to  52 weeks to
                                                   29 June     30 June      29 June        30 June 29 September
                                                      2002        2001         2002           2001         2001
                                               (Unaudited) (Unaudited)  (Unaudited)    (Unaudited)   (Restated)
                                                  (Pounds)m   (Pounds)m   (Pounds)m      (Pounds)m    (Pounds)m
Basic and diluted loss attributable to              (100.8)      (15.7)       (91.0)          27.5       (120.7)
shareholders
-----------------------------------------------------------------------------------------------------------------

                                                         m           m            m              m            m

Basic weighted average number of shares              334.9       307.3        389.2          307.4        307.3
Executive share options                                  -         0.3            -              -          0.2
Share save options                                       -         0.3            -              -          0.2
---------------------------------------------------------------------------------------------------------------

Diluted weighted average number of shares            334.9       307.9        389.2          307.4        307.7
---------------------------------------------------------------------------------------------------------------

                                                           39 weeks to  39 weeks to    13 weeks to  13 weeks to  52 weeks to
                                                               29 June      30 June        29 June      30 June September 29
                                                                  2002         2001           2002         2001         2001
                                                           (Unaudited)  (Unaudited)    (Unaudited)  (Unaudited)   (Restated)

                                                                 pence        pence          pence        pence        pence

Basic loss per share                                             (30.1)        (5.1)         (23.4)         8.9        (39.3)
Effect per share of exceptional items                             16.2          7.9           11.6         (7.1)        15.5
Effect per share of goodwill amortisation and impairment          19.2          5.6           13.9          1.8         40.1
-----------------------------------------------------------------------------------------------------------------------------

Adjusted basic earnings per share                                  5.3          8.4            2.1          3.6         16.3
-----------------------------------------------------------------------------------------------------------------------------


Diluted loss per share                                           (30.1)        (5.1)         (23.4)         8.9        (39.3)
Effect per share of exceptional items                             16.2          7.9           11.6         (7.1)        15.5
Effect per share of goodwill amortisation and impairment          19.2          5.6           13.9          1.8         40.1
-----------------------------------------------------------------------------------------------------------------------------

Adjusted diluted earnings per share                                5.3          8.4            2.1          3.6         16.3
-----------------------------------------------------------------------------------------------------------------------------

On 20 February 2002, the Company announced a rights issue which was subsequently approved by the shareholders at the Extraordinary General Meeting held on 18 March 2002. On 9 April 2002, 150,174,595 new ordinary shares were issued at 50p per share on the basis of three new ordinary shares for every five existing ordinary shares.

The actual cum rights price on 18 March 2002, the last day of quotation cum rights, was 101.5p per share and the theoretical ex-rights price for an ordinary share was 82.2p per share.

In accordance with FRS 14 "Earnings per share", the earnings per share for all reported periods have been restated to reflect the effect of the bonus element of the rights issue.

8 Stocks                                              29 June       30 June    29 September
                                                         2002          2001            2001
                                                    (Pounds)m     (Pounds)m       (Pounds)m
                                                  (Unaudited)   (Unaudited)
Raw materials and consumables                           34.2           45.1            42.2
Work in progress                                        11.5           14.3            15.7
Finished goods                                          31.8           44.4            36.4
-------------------------------------------------------------------------------------------
                                                        77.5          103.8            94.3
Property                                                11.6           11.3            11.3
-------------------------------------------------------------------------------------------

                                                        89.1          115.1           105.6
-------------------------------------------------------------------------------------------

9 Borrowings

(a) On 20 February 2002 the Group announced new financing arrangements to replace the prior multi-currency revolving credit agreement. These included a new committed senior credit facility consisting of a five year amortising $300 million term loan, a six year $70 million term loan, a five year $85 million revolving multi-currency facility and a 10 year (Pounds)150 million bridge facility.

On 26 March 2002 the Company received the proceeds of a (Pounds)100 million senior subordinated note issue, priced at 10 3/8%, maturing in April 2012. The net proceeds were applied in part repayment of the bridge facility. On 9 April 2002, the Company completed a gross (Pounds)75.1 million three for five underwritten rights issue. The net proceeds were applied in part to repay in full the balance of the bridge facility and in part against the senior credit facility.

At 29 June 2002, the $300m term loan has been reduced to $169.9m by applying against the facility $23.0m from the rights issue proceeds, $70.6m from the net proceeds of the sale of non-core businesses since the refinancing exercise in February (more fully described in Note 4) and $36.5m from the repayment of the Nobia loan note and associated warrants.

The Group enters into interest rate swaps and forward rate agreements (FRAs) to change a portion of its floating rate debt into fixed rate debt and so reduce the impact of changes in interest rates on the Group's interest charge. At 29 June 2002, the Company had interest rate swaps and FRAs outstanding with an aggregate value of $283.0 million of which $43.0 million have not yet commenced. The Group has also entered into cross-currency swaps to change the underlying currency profile of the debt. Two contracts have been entered into to exchange an aggregate of (Pounds)60.0 million for US dollars and Euros, such that the currency profile of the debt more closely matches the currency profile of the assets.

(b) Reconciliation of net debt to Balance Sheet

                                                            29 June           30 June       29 September
                                                               2002              2001               2001
                                                          (Pounds)m         (Pounds)m          (Pounds)m
                                                        (Unaudited)       (Unaudited)
                                                          (Pounds)m         (Pounds)m
Cash at bank                                                   48.7              31.4               39.4
Current borrowing                                             (12.1)             (5.6)              (2.4)
Exclude current portion of deferred financing                  (3.3)             (1.0)              (1.1)
costs
--------------------------------------------------------------------------------------------------------

Net cash                                                       33.3              24.8               35.9
Long term lease obligations                                    (0.1)             (0.7)              (1.2)
10 3/8% senior subordinated notes                            (100.0)                -                  -
Other long term debt                                         (150.0)           (448.4)            (397.7)
Exclude long term portion of deferred finance                  (8.9)             (4.1)              (2.9)
--------------------------------------------------------------------------------------------------------

Net debt at end of period                                    (225.7)           (428.4)            (365.9)
--------------------------------------------------------------------------------------------------------

10 Equity shareholders' funds

a) Following the implementation of FRS 19 "Deferred tax" (note 5), equity shareholders' funds at 29 September 2001 have been restated as follows.

                                                             29 September
                                                                     2001
                                                                (Pounds)m
                                                                (Restated)

Equity shareholders' funds as previously                             87.2
reported
Cumulative effect on profit and loss account reserve of              26.9
implementing FRS 19 "Deferred tax"
-------------------------------------------------------------------------

Equity shareholders' funds as restated                              114.1
-------------------------------------------------------------------------

b) Reconciliation of equity shareholders' funds        Share       Share      Profit
                                                     capital     premium      & loss       Total
                                                   (Pounds)m   (Pounds)m   (Pounds)m   (Pounds)m
At 29 September 2001 (restated)                        125.1       239.0      (250.0)      114.1
Loss for the period                                        -           -      (100.8)     (100.8)
Share issue                                             75.1        (4.8)          -        70.3
Goodwill written back on disposals previously              -           -        65.1        65.1
written off
Currency realignment                                       -           -        (2.6)       (2.6)
------------------------------------------------------------------------------------------------

At 29 June 2002                                        200.2       234.2      (288.3)      146.1
------------------------------------------------------------------------------------------------

The costs associated with the rights issue (see note 7) have been charged to the share premium account. The shares were issued and the proceeds of (pound)75.1 million were received on 9 April 2002.

11 Foreign currency translation
The results of subsidiary companies reporting in currencies other than Pounds Sterling have been translated at the average rate prevailing for each month for the 39 weeks to 29 June 2002, the weighted average exchange rate for sales and profit being (Pounds)1=$1.45. Results to 30 June 2001 were translated at the rate of (Pounds)1=$1.45 and full year results to 29 September 2001 at (Pounds)1=$1.44. Results for the 13 week period to 29 June 2002 were translated at the rate of (Pounds)1 =$1.47 and for the 13 weeks to 30 June 2001 at (Pounds)1=$1.42. The closing rate for the US Dollar at 29 June 2002 was (Pounds)1=$1.52, at 30 June 2001 was (Pounds)1=$1.41 and at 29 September 2001 was (Pounds)1=$1.47.

12 Results for 2001 and 2002
The accounts in this statement do not comprise full accounts within the meaning of section 240 of the Companies Act 1985. The figures for the 52 weeks to 29 September 2001 are based upon the 2001 Annual Report but do not comprise statutory accounts for that period. The audited financial statements have been delivered to the Registrar of Companies. The Auditors made an unqualified report on those accounts and their report did not contain any statement under section 237 (2) or (3) of the Companies Act 1985. The figures for the 52 weeks to 29 September 2001 have been restated to reflect the introduction of FRS 19 "Deferred tax". The figures for the 13 and 39 week periods to 29 June 2002 and 30 June 2001 have been extracted from underlying accounting records and have not been audited.

13 US GAAP reconciliation

                                                                  39 weeks to     39 weeks to     52 weeks to
                                                                      29 June         30 June    29 September
                                                                         2002            2001            2001
                                                                    (Pounds)m       (Pounds)m       (Pounds)m
                                                                  (Unaudited)     (Unaudited)      (Restated)
Net profit/(loss)
Net loss under UK GAAP                                                 (100.8)          (20.7)        (120.7)
Items increasing/(decreasing) UK GAAP operating profit
- Goodwill amortisation                                                 (11.1)          (12.6)         (16.6)
- Goodwill impairment                                                       -               -            9.8
- Pension costs                                                           0.9             4.4            5.9
- Sale/leaseback transactions                                               -            (0.6)          (1.3)
- Restructuring charges                                                  (0.4)              -            0.4
- Other                                                                  (4.2)           (0.6)          (0.1)

Items increasing/(decreasing) UK GAAP non-operating profit
- Deferred taxation                                                      (6.3)            7.0            8.1
- Gain on sale of businesses                                             18.0             0.8            0.8
-------------------------------------------------------------------------------------------------------------

Net income in accordance with US GAAP                                  (103.9)          (22.3)        (113.7)
-------------------------------------------------------------------------------------------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ENODIS PLC

August 9, 2002                          By:        /s/ W. David Wrench
                                           -------------------------------------
                                           Name:   W. David Wrench
                                           Title:  Chief Financial Officer